ALSTON&BIRD LLP

One Atlantic Center

1201 West Peachtree Street

Atlanta, Georgia 30309-3424

404-881-7000

Fax: 404-881-7777

www.alston.com

Sherri MacLeay DiMarco	Direct Dial: 404-881-7976	E-mail: sdimarco@alston.com

July 1, 2005

Mr. Todd Schiffman

Assistant Director

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20002

Re:	Altrust Financial Services, Inc. Registration Statement on Form 10, originally filed May 2, 2005 (the “Registration Statement”), File Number 0-51298

Dear Mr. Schiffman:

Altrust Financial Services, Inc. (“Altrust” or the “Company”) has filed today with the Securities and Exchange Commission (“Commission”) Amendment No. 2 to the above-referenced Registration Statement on Form 10 (“Amendment No. 2”). Enclosed for your convenience are (i) two clean copies of Amendment No. 2, and (ii) two copies of Amendment No. 2 that have been marked to show changes from the Registration Statement.

Set forth below are the Company’s responses to the comment letter, dated June 6, 2005, from the Commission’s staff (the “Staff”) with regard to the Registration Statement. The Company has provided the following responses, which are numbered to correspond to the Staff’s comments. The Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the above referenced filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

1. Comment.

Information Required in the Registration Statement – page 1

1.	Revise the table on page 1 and the disclosures in sections 13 through 15 as

Bank of America Plaza 101 South Tryon Street, Suite 4000 Charlotte, NC 28280-4000 704-444-1000 Fax: 704-444-1111	90 Park Avenue New York, NY 10016 212-210-9400 Fax: 212-210-9444	3201 Beechleaf Court, Suite 600 Raleigh, NC 27604-1062 919-862-2200 Fax: 919-862-2260	601 Pennsylvania Avenue, N.W. North Building, 10th Floor Washington, DC 20004-2601 202-756-3300 Fax: 202-756-3333

Mr. Todd Schiffman

July 1, 2005

follows:

•	Revise Item 13 to include all of the financial statements herein by moving pages F-1 through F-33 to this section,
•	Revise Item 14 to include the required disclosures, and,
•	Revise item 15 to include the information required in (a) therein.

Response.

The table on page 1 and the disclosures in Items 13 through 15 of Amendment No. 2 have been revised as follows:

•	Pages F-1 through F-33 were moved into Item 13,
•	Required disclosures have been included in Item 14, and
•	Item 15 was revised to list separately all financial statements filed as part of the registration statement, consistent with Item 15.

2. Comment.

Special Cautionary Note – page 1

2.	Revise to delete references to sections 27A of the Securities Act and 21E of the Exchange Act.

Response.

References to sections 27A of the Securities Act and 21E of the Exchange Act have been deleted from “Special Cautionary Notice Regarding Forward-Looking Statements” in Amendment No. 2.

3. Comment.

Business, General – page 3

3.	Revise to add a paragraph disclosing the acquisitions described in Note 19 to the financial statements. See Item 101(a)(1) of regulation S-K in this regard.

Response.

The second paragraph under the heading “General” in Item 1 has been revised in Amendment No. 2 to describe the Company’s acquisition of six Marshall County branches in 2002 and one Morris, Alabama branch in 2004, the acquisitions described in Note 19 to the Company’s financial statements.

4. Comment.

Business, Risk factors – page 17

4.	Revise the risk on “Our leveraged strategy” to add disclosure of the reasons for the increased leverage and the reason securities were purchased as part of the strategy.

Mr. Todd Schiffman

July 1, 2005

Response.

The risk factor “Our leveraged investment strategy has risks of loss” has been revised in Amendment No. 2 to more fully describe the reasons for the increased leverage and an explanation of the Company why the company used the proceeds from increased borrowings to purchase investment securities.

5. Comment.

Business, Investment Securities – page 35

5.	Supplementally advise the staff as to the amount of MBS’s purchased from or originated by any Federal Home Loan Bank that is included in the $86 million in the table on page 36.

Response.

None of the $86 million in MBS’s listed in the table on page 36 of the Registration Statement were purchased from or originated by Federal Home Loan Banks. The following table sets forth the origin of MBS’s that comprised the Company’s MBS holdings as of December 31, 2004:

Type	Amount
FHLMC Pools	$11,934,166
FNMA Pools	$64,719,149
GNMA Pools	$9,689,674
Total	$86,342,989

6. Comment.

Business, Deposits – page 37

6.	Revise to indicate whether or not the Bank has what are commonly called, “brokered deposits” and, if so, provide details as to the amount and weighted average rate. If none, so state.

Mr. Todd Schiffman

July 1, 2005

Response.

The Bank does not have, and did not have during 2004, any brokered deposits. A statement to this effect has been added to the first paragraph in the subsection titled “Business – Deposits” in Amendment No. 2.

7. Comment.

Business, Liquidity – page 38

7.	Revise the second paragraph to include the amount of the FHLB advances and the securities purchased therewith that resulted in the data used in the tables following the second paragraph.

Response.

The second paragraph under the section titled “Liquidity” in Amendment No. 2 has been revised to show the amounts of investment securities held by the Company as of December 31, 2004 that were purchased using FHLB borrowings. The table following the second paragraph in the same section has also been updated to reflect only investment securities purchased in connection with the Company’s leveraged strategy and to add line items disclosing total borrowings and total amount of investment securities purchased in connection with the leveraged investment strategy.

8. Comment.

Item 1 – Business – page 3

8.	In Note 1 to the financial statements, you disclose that you issue debt cancellation contracts on certain loans of your customers. In a separately captioned section, please revise here and in the footnotes to the financial statements, as applicable, to disclose the following relative to the debt cancellation contracts that you issue:

a.	The business purpose for issuing these contracts;
b.	General terms of these contracts;
c.	How you determine the required reserve for these contracts;
d.	The accounting model used to account for these contracts and the reserve;
e.	A rollforward of the reserve; and
f.	Disclose your total exposure under these contracts.

Response.

The Company believes that the amount of revenue, reserves, and level of risk associated with its debt cancellation contracts is immaterial and that placing these

Mr. Todd Schiffman

July 1, 2005

disclosures in Item 1 will give the inappropriate and disproportionate emphasis to this relatively small product offering that could be confusing or misleading to readers. Consequently, the Company does not believe this product should be separately described in Item 1 of the registration statement but instead will make these disclosures as part of Note 1 to its consolidated annual financial statements. Note 1 to the consolidated annual financial statements has been revised to include the information requested in (a)-(f) of the Staff’s comment.

As of December 31, 2004, the Company had 1,423 debt cancellation contracts related to loans with an aggregate outstanding principal loan balance of $6,870,814, and an average outstanding loan principal amount of $4,828. The Company’s maximum exposure per borrower under these debt cancellation contracts is $30,000. The following shows the relatively minor effects these debt cancellation contracts have on the Company’s financial condition and results of operations:

	2004	2003
(in thousands)
Debt cancellation reserve – beginning of year	$196	$221
Fees	129	149
Fees earned	(129)	(161)
Contract claims paid out	(12)	(42)
Provision for losses on debt cancellation contracts	15	29
Debt cancellation reserve – end of year	$199	$196

The fees earned on debt cancellation contracts are earned ratably over the life of the contract, and the borrower must not exceed the age of 75 before the maturity of the loan.

9. Comment.

Item 2 – Financial Information

Management’s Discussion and Analysis of Financial Condition and Results of Operations Allowance for Loan Losses – page 33

9.	Please revise your tabular disclosure to present the allocation for loan losses by loan category for each of the last five fiscal years in accordance with Section IV.B of Industry Guide 3. Refer to general instruction 3(b) of Industry Guide 3 for reported periods.

Mr. Todd Schiffman

July 1, 2005

Response.

The allocation of the allowance for loan losses table in Amendment No. 2 has been revised to reflect data for each of the last five fiscal years.

10. Comment.

Item 13 – Financial Statements and Supplemental Data

Note 2 – Investment Securities – page F-15

10.	Please revise to specifically disclose the composition of your portfolio of securities designated as “U.S. Government and agencies.” To the extent you include investments in government sponsored entities, please revise to separately disclose them since they are not backed by the U.S. government. We note significant unrealized losses in this portfolio.

Response.

Note 2 of Amendment No. 2 has been revised to show that all of the securities previously included in the “U.S. Government and agencies” line item were issued by government-sponsored entities. Further, additional narrative disclosure has been added to Note 2 to explain that the U.S. Government sponsored entity securities that the Company held during 2004 consisted of 10 FHLB bonds, of which 9 had been in an unrealized loss position for greater than 12 months. The Company does not consider these 9 FHLB bonds to be impaired because the Company has the ability and intent to hold these securities until such time as their values recover or the securities mature. Further, the Company believes the deterioration in the value of these securities is attributable to changes in market interest rates and not the credit quality of the issuer of the securities.

If you have any questions regarding our responses to the Staff’s comments, please do not hesitate to call me at the number above.

Sincerely,

/s/ Sherri MacLeay DiMarco

Sherri MacLeay DiMarco

JLS:jls